UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.   GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

     [X]  Merger

     [ ] Liquidation

     [ ] Abandonment of Registration
         (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

     [ ] Election of status as a Business Development Company
         (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.   Name of fund:

                  Current Income Shares, Inc.

3.   Securities and Exchange Commission File No.:

                  811-02357

4.   Is this an initial Form N-8F or an  amendment  to a  previously  filed Form
     N-8F?

     [X] Initial Application           [ ] Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

                  445 South Figueroa Street, Suite 306
                  Los Angeles, CA  90071

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

                  Jennifer Wilkiewicz
                  U.S. Bancorp Fund Services, LLC
                  2020 East Financial Way, Ste 100
                  Glendora, CA  91741
                  (626) 914-7372

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

                  HighMark Capital Management, Inc. (Advisor)
                  475 Sansome Street, 14th Floor
                  San Francisco, CA  94111

                  Union Bank of California (Custodian)
                  475 Sansome Street, 15th Floor
                  San Francisco, CA  94111

                  U.S. Bancorp Fund Services, LLC (Fund Accountant) 4455 East Camelback Road, Suite 261E
                  Phoenix, AZ  85018

                  U.S. Bancorp Fund Services, LLC (Administrator)
                  2020 East Financial Way, Suite 100
                  Glendora, CA  91741

                  Computershare Investor Services, LLC (Transfer Agent) 311 W. Monroe Street, 11th Floor
                  Chicago, IL  60606

     NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.   Classification of fund (check only one):

     [X]      Management company;

     [ ]      Unit investment trust; or

     [ ]      Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

     [ ]  Open-end          [X]  Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

                  Delaware

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

                  HighMark Capital Management, Inc.
                  475 Sansome Street, 14th Floor
                  San Francisco, CA  94111

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

                  N/A

13.  If the fund is a unit investment trust ("UIT") provide:

     (a)      Depositor's name(s) and address(es):

     (b)      Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., An insurance company separate account)?

                  [ ] Yes               [X] No

         If Yes, for each UIT state:

         Name(s):

         File No.:  811-______

         Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

         [X] Yes      [ ] No

     If Yes, state the date on which the board vote took place:

                  November 8, 2001

     If No, explain:

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

         [X] Yes       [  ]   No

     If Yes, state the date on which the shareholder vote took place:

                  March 21, 2002

     If No, explain:

II.  DISTRIBUTION TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

     [X]  Yes        [ ] No

     (a)  If Yes, list the date(s) on which the fund made those distributions:

          April 22, 2002

     (b)  Were the distributions made on the basis of net assets?

          [ ] Yes         [X] No

     (c)  Were the distributions made pro rata based on share ownership?

          [ ] Yes         [X] No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

          On April 22, 2002, the Exchange Date, the HighMark Bond Fund ("Bond Fund") transferred to Current Income Shares, Inc. ("Current Income"), a number of full and fractional units of beneficial interest ("HighMark Shares"), such shares being HighMark Class A Shares of the Bond Fund having an aggregate net asset value equal to the value of all of the assets of Current Income transferred to the Bond Fund on such date less the value of all of the liabilities of Current Income assumed by the Bond Fund on that date. Current Income, in complete liquidation distributed to its respective shareholders of record as of the Exchange Date the HighMark Shares received by it, each shareholder was entitled to receive that number of HighMark Shares equal to the proportion which the number of shares of common stock ("Current Income Shares") of Current Income held by such shareholder bears to the number of such Current Income Shares outstanding on such date. Current Income shareholders of record holding Current Income Shares on the Exchange Date received HighMark Class A Shares.

     (e)  Liquidations only:

          Were any distributions to shareholders made in kind?

          [  ] Yes         [  ] No

     If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.  Closed-end funds only: Has the fund issued senior securities?

         [  ] Yes         [X] No

     If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.  Has the fund distributed all of its assets to the fund's shareholders?

     [X] Yes         [  ] No

     If No,

     (a) How many shareholders does the fund have as of the date this form is filed?

     (b)  Describe the relationship of each remaining shareholder to the fund:


19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

     [  ]  Yes         [X]  No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

     [  ] Yes         [X] No

     If Yes,

     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

     (b)  Why has the fund retained the remaining assets?

     (c)  Will the remaining assets be invested in securities?

          [  ] Yes         [  ] No

21.  Does  the  fund  have  any  outstanding   debts  (other  than   face-amount
     certificates if the fund is a face-amount certificate company) or any other liabilities?

     [  ] Yes         [X] No

     If Yes,

     (a)  Describe the type and amount of each debt or other liability:

     (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.  INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.  (a)  List  the  expenses   incurred  in  connection   with  the  Merger  or
     Liquidation:

          (i)  Legal expenses:

               $130,000

          (ii) Auditing expenses:

               $ 24,000

          (iii) Other expenses (list and identify separately):

                 Transfer Agency:                   $  55,400
                 Insurance:                         $  54,000
                 Proxy:
                          Printing/Filing           $  10,000
                          Mailing/Solicitation      $   8,000
                 Miscellaneous:                     $  10,000
                                                     ---------
                                Total                $137,400

          (iv) Total expenses (sum of lines (i)-(iii) above):

               $291,400

     (b)  How were those expenses allocated?

          The Advisor paid the first $107,000 of expenses related to the merger. The balance was paid by Current Income Shares, Inc. The expenses were allocated as follows: all but the transfer agency and insurance expenses are split evenly between the Advisor and Current Income Shares, Inc., whereas the Advisor was limited to a maximum of $100,000. The transfer agency expenses were paid by SEI Investments, HighMark Funds' administrator. The Advisor contributed $7,000 toward the insurance expense, whereas Current Income Shares, Inc. paid the remaining balance.

     (c)  Who paid those expenses?

          The Advisor, Current Income Shares, Inc. and SEI Investments.

     (d)  How did the fund pay for unamortized expenses (if any)?

          N/A

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

     [ ] Yes         [X] No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.   CONCLUSION OF FUND BUSINESS

24.  Is the fund a party to any litigation or administrative proceeding?

     [ ] Yes         [X] No

         If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

         [ ] Yes         [X] No

     If Yes, describe the nature and extent of those activities:

VI.  MERGERS ONLY

26.  (a) State the name of the fund surviving the Merger:

         HighMark Bond Fund, a series of HighMark Funds

     (b)  State the Investment Company Act file number of the fund surviving the
          Merger:

         HighMark Funds-           811-05059

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

                 HighMark Funds
                 Form N-14AE, filed on January 1, 2002 (File No. 333-76208)

     (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION

     The undersigned states that (i) she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Current Income Shares, Inc., (ii) she is the Secretary of Current Income Shares, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.


                                            /s/ Rita Dam
                                            ------------------------------------
                                            Rita Dam
                                            Secretary